April 26, 2010

Ms. Tia Jenkins

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Re:          Bemis Company, Inc.

Form 10-K for Fiscal Year Ended December 31, 2009

Filed March 1, 2010

File No. 1-5277

Dear Ms. Jenkins:

On behalf of Bemis Company, Inc., we hereby respond to the Staff’s comment letter dated April 14, 2010.  This letter contains our responses to each of the Staff’s comments.  The comments in the comment letter have been reproduced below, and our responses are noted below each comment.

Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

Credit Rating, page 16

1.     We note your disclosure indicating your credit ratings have been revised to reflect the impact of the additional debt issued to finance the acquisition of Alcan Packaging Food Americas.  In future filings on Forms 10-Q and 10-K, please clearly disclose how your credit ratings have been revised, and explain how such revision or downgrade will impact your ability to issue commercial paper or enter into other means of financing, to the extent material.  Provide us with the disclosure that you intend to include in future filings.  Refer to FRC 501.13.b.2 for additional guidance.

Response

We will include the following disclosure in our Form 10-Q for the quarter ended March 31, 2010, the quarter in which the credit rating downgrade described above occurred:

“In connection with the financing for the acquisition of Alcan Packaging Food Americas, our credit ratings were revised downward.  As of March 31, 2010, our investment grade credit ratings were “BBB” from Standard & Poor’s and “Baa1” from Moody’s Investors Service, and “A-2” and “Prime-2” for our commercial paper program from Standard & Poor’s and Moody’s Investors Service, respectively.  The recent credit rating downgrades have not impacted our ability to access the capital markets, including the commercial paper markets, at favorable rates of interest.”

We will provide similar disclosure in other future filings that report on periods during which any revisions to our credit rating occur.

Consolidated Statements of Income, page 24

2.     We note your income statement caption “Other costs (income), net” and management’s related discussion on page 16.  Your discussion describes a combination of dissimilar income and expense items that may possess both operating and non-operating characteristics.  Please tell us how your net presentation satisfies the requirements of Rule 5-03 of Regulation S-X.

Response

In future filings we will revise our income statement presentation to separately present items with operating characteristics in a line entitled “Other Operating (Income) Expense, Net” and items with non-operating characteristics in a line entitled “Other Non-Operating (Income) Expense, Net” to comply with Rule 5-03 of Regulation S-X.

Item 9A - Controls and Procedures, page 46

3.     We note your disclosure that “the Chief Executive Officer and Chief Financial Officer have concluded that disclosure controls and procedures in place at the Company are effective to ensure that information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission’s rules and forms.”  Please confirm in your response, if true, and state in future filings that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.  See Exchange Act Rule 13a-15(e).

Response

Our disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.  We will include a statement to this effect in our future filings on Form 10-K, consistent with the disclosure we include in our Form 10-Qs.

STATEMENT

Bemis Company, Inc. acknowledges that:

•      The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosures in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•      The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter responds to the Staff’s comments.  If you have any questions, please contact the undersigned at (920) 527 -5042.  Thank you for your time and consideration.

Sincerely,

BEMIS COMPANY, INC.

/s/ Gene C. Wulf

Gene C. Wulf, Senior Vice President and Chief Financial Officer